United States securities and exchange commission logo





                             August 14, 2020

       John M. Butler
       President and Chief Executive Officer
       Insurance Acquisition Corp.
       2929 Arch Street, Suite 1703
       Philadelphia, PA 19104-2870

                                                        Re: Insurance
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed July 17, 2020
                                                            File No. 333-239896

       Dear Mr. Butler:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed July 17, 2020

       Frequently Used Terms, page 1

   1.                                                   Please prominently
disclose in this section the definition and calculation of Net Asset
                                                        Amount and Net Asset
Floor, including illustrative calculations showing the potential impact of such
adjustments, and how this will impact the number of shares to be received by each Shift
shareholder. Please indicate whether there would be any downward adjustment based on the
calculations as of the current date. Please also provide this illustration for
closing both before and after September 30, 2020. Please disclose that, because the number of
shares to be paid as merger consideration is subject to downward adjustment,
shareholders will not know at the time of the vote, the number of shares that will be received by
Shift shareholders.
 John M. Butler
FirstName LastNameJohn   M. Butler
Insurance Acquisition Corp.
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Risk Factors
Risks Relating to Shift's Business
"We rely on third-party service providers . . .", page 35

2. In an appropriate place in your filing, please briefly describe the material terms of your agreements with third-party service providers, including, for example, the duration of those agreements, conditions for termination, etc.
"Our failure to comply with various applicable . . .", page 48

3. We note your disclosure that "[c]omplying with [certain employment] laws and regulations, including ongoing changes thereto, subjects [you] to substantial expense and non-compliance could expose [you] to significant liabilities. In particular, [you] have been subject to employment litigation with respect to classification and wage and hour issues in the past." Please disclose an estimate of the extent of you liability for classification and wage and hour issues, if material.
Risks Relating to the Company and the Merger
"Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law . . .", page 61

4. We note that your certificate of incorporation includes an exclusive forum provision which states that, among other things, the federal district court for the District of Delaware shall have concurrent jurisdiction with the Delaware Court of Chancery for any action arising under the federal securities laws. Please clarify whether and to what extent there is concurrent jurisdiction for claims brought pursuant to the Securities Act and Exchange
         Act, respectively. In this regard, we note that Section 27 of the Exchange Act grants exclusive jurisdiction to the federal courts for all claims arising under the Exchange Act, including derivative actions, while Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act.
Proposal No. 1     The Merger Proposal
The Merger Agreement
Repaid Indebtedness, page 76

5. Please briefly describe the "certain . . . outstanding loan agreements and indebtedness," for which Shift has agreed to obtain payoff letters. Also, please disclose the amount of cash the Company expects to pay to Insurance Acquisition Sponsor, LLC under the Loan
         Commitment Agreement, if estimable.
Termination, page 83

6. Please update your disclosure here and elsewhere as appropriate to indicate whether the
         Company has received an election to exercise Warrant No. CF-1. In this regard, we note
 John M. Butler
FirstName LastNameJohn   M. Butler
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         that you are able to terminate the merger agreement if you have not received such election within 10 business days following the date of the Merger Agreement.
7. We note that you are able to terminate the Merger Agreement if the board of directors determines that the draft quality of earnings delivered by Shift to the Company contained a material misstatement of fact or omitted to state a material fact necessary to make the statements made therein not misleading. Please disclose when Shift is obligated to deliver the final quality of earnings report.
Background of the Merger, page 86

8. Please revise throughout to provide details of the negotiations of the material terms of the transaction. Your disclosure should indicate the particular views and positions that were discussed at the meeting, and how you reached final agreement on such terms. Such terms include, but are not limited to, purchase price adjustments and the agreement to use a net assets metric, repayment of Lithia indebtedness, material termination provisions (ex: the ability to terminate based on a final quality of earnings report) and termination fees, stockholder approval requirements, the size of the PIPE investment, the percentages held in the combined company by each party, and the use of incentive shares.
9. Please disclose material discussions relating to the decision to switch from acquiring a company in the insurance industry to a company in the eCommerce and automotive sales business. Please also briefly describe the "relevant valuation metrics," "current market dynamics," and eCommerce business models discussed with the analyst from William
         Blair.
10.      You disclose that "representatives of the Company had a call with
members of Shift   s
         management team, including Mr. Arison, Henry Bird, Vice President of Strategic Finance,
         and Daniel O   Neill, head of Corporate Development, who gave formal
and comprehensive
         management presentations." Please include a description of the substance of these management presentations.
11. You disclose that, "[o]n June 1, 2020, Mr. Cohen, Ms. Abrams and Mr. Nash discussed
         Shift valuation ranges and ranges for the Company   s sponsor
commitment." Please
         amend your filing to disclose the potential ranges discussed.
12. You disclose that "Mr. Long and other representatives of the Company conducted customer reference outreach to obtain information from previous Shift customers." Please briefly describe the information sought from Shift customers and the results of such outreach.
13. We note that on June 16, 2020, there was a call to discuss Shift's negotiations with Lithia
         Motors. Please revise to describe the material discussions relating to Lithia Motors, including the particular issues relating to the outstanding warrants and credit facility, including the upcoming draw under the facility. Please discuss the positions of each of the parties on such issues, the resulting negotiations, and how such issues were resolved.
 John M. Butler
Insurance Acquisition Corp.
August 14, 2020
Page 4
Description of Fairness Opinion of Northland, page 95

14. Please revise to disclose the data underlying the results reached by Northland that are described in this section. For example, disclose the enterprise value, and the LTM, 2020E and 20201E revenue and gross profit for each company in the Comparable Public
         Company Analysis. Please provide similar information for the Comparable M&A
         Transaction Analysis. For each analysis, show how the information from the analysis resulted in the multiples/values disclosed.
Certain Projected Financial Information, page 103

15. We note your disclosure that "[t]he unaudited projected financial information reflects numerous estimates and assumptions made by management of Shift with respect to industry performance and competition, general business, economic, market and financial
         conditions and matters specific to Shift   s business." Please briefly
describe the material
         assumptions.
Interests of Certain Persons in the Merger, page 105

16. You disclose that "if we are unable to complete a business combination by our Business
         Combination Outside Date, Cohen & Company, LLC, the manager of our sponsor, will be liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities to which we owe money for services rendered or contracted for or products sold to us, but only if such a vendor or target business has not executed such a waiver." Please briefly describe the waiver to which you refer in this paragraph.
Proposal No. 3     Authorization to Provide for Certain Exemptions From the
Doctrine of
Corporate Opportunity, page 110

17. Please provide risk factor disclosure related to the inclusion in your proposed amended charter of the provision renouncing the doctrine of corporate opportunity.
Material U.S. Federal Income Tax Consequences, page 129

18. We note your disclosure here and elsewhere throughout the prospectus that the parties
       intend that the merger will be treated as a    reorganization    for
U.S. federal income tax
       purposes within the meaning of Section 368(a) of the Code. Please revise your disclosure to provide a firm opinion of counsel regarding treatment of the transaction under Section
       368(a). Please also remove language stating that it is intended that, or generally, certain
FirstName LastNameJohn M. Butler
       material tax consequences will apply. Refer to Section III of Staff Legal Bulletin No. 19
Comapany    NameInsurance
       for guidance.  PleaseAcquisition
                             make similarCorp.
                                           changes throughout your prospectus,
including in the
AugustQuestions   and Answers,
        14, 2020 Page  4        Summary, Risk Factors and description of the
Merger Proposal.
FirstName LastName
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Information About Shift
Overview, page 149

19. Please disclose the measure by which you determined Shift is a "leading" platform.
20. Please identify the "recent surveys" indicating that only 9% of consumers trust car salespeople and 81% are generally dissatisfied with the car buying process.
Industry and Market Opportunity, page 152

21. Please provide relevant sources for the industry data provided throughout this section.
22.      You note that Shift   s average sale price is approximately $16,000,
which means that your
         focus is on the largest portion of the used auto market, while, by comparison, automotive sales of less than $20,000 comprise 57% of all sales for franchise dealers and 99% of all sales for independent dealers. Please explain the significance of this comparison. Please also disclose the percentage of Shift's automative sales that are less than $20,000, so that investors are able to understand the difference in focus of your market versus other dealers.
23. Please tell us why you believe that the focus for other eCommerce dealers is on cars that are 1-2 years old.
Shift's Strategy, page 156

24.      You disclose that "[w]e have seen remarkable success in Portland in April of 2019 Shift
         entered the Portland market and by August 2019 exceeded 1% market penetration," and
         "[w]e believe this geographic expansion and increased market share may be replicated throughout U.S. urban geographies." Because you disclose that you expect this geographic expansion to continue, please clarify whether you market penetration in
         Portland continued to grow through the date of the financial periods presented in your filing.
25.      We note your disclosure that "Shift   s vision is to evolve into a
true platform marketplace
         that lists and fulfills third party inventory, enabling traditional dealers to modernize through its platform and those who might otherwise build a traditional dealership channel to make use of the Shift platform instead. Shift envisions enabling other dealers to do this
         through Shift    Virtual Hubs    so customers can get the biggest
selection and best
         experience, all under the Shift brand with the same trust and peace of mind." Please amend your disclosure to clarify the date by which you intend to implement this plan, if estimable. In this regard, we also note your disclosure on page 31 that "[yo]ur business plan relies in part upon the establishment of our ecommerce solutions as a platform to be used by existing automobile dealers." If you do not intend to implement this plan in the near future, please disclose the same in your filing.
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Factors Affecting Our Business Performance, page 169

26. Please disclose the time period over which you measure "total unit sales" and "total used vehicle sales," to determine your market share.
Wholesale Units Sold, page 172

27. We note your disclosure that "[you] view wholesale units sold as an indicator of the overall health of [y]our total unit sales because if wholesale units sold is a greater share of total units sold than [you] project, that can indicate opportunities in inventory management." However, you disclose on page 178 that your increase in wholesale vehicle gross profit was driven by "fewer retail-to-wholesale incidents where cars we purchased with the intention of selling through our retail segment, end up being sold through wholesale channels, which typically result in a loss on that unit." Please clarify how wholesale units sold being greater than projected is an indicator of the health of your business, when unexpected wholesale unit sales "typically result in a loss on that unit."
Average Monthly Unique Visitors, page 173

28. We note your disclosure that "[you] define a monthly unique visitor as an individual who has visited [y]our website within a calendar month, based on data collected on [y]our website." Please clarify how you determine whether an individual is "unique," to prevent counting an individual who has visited your website multiple times within a calendar month as multiple unique visitors.
Presentation of Results of Operations
Three Months Ended March 31, 2019, 2020, page 176

29. We note your disclosure that e-commerce revenue, other revenue, and wholesale revenue, decreased for the three months ended March 31, 2020 compared to 2019. We also note your disclosure on page 170 that you saw a slowing of vehicle sales immediately following the shelter in place ordinances in March. Please tell us whether the slowing of these vehicle sales due to COVID-19 shelter in place ordinances resulted in lower e-
         commerce, other, and wholesale revenue. If so, please disclose this in the discussion of your operations for the three months ended March 31, 2019 and 2020. Years Ended December 31, 2019, 2018 and 2017
Ecommerce Vehicle Revenue, page 179

30. Please briefly describe the difference between a "consignment model" and a "buy-
         out model," and why your transition from one to the other resulted in increased ecommerce vehicle revenue.
Quantitative and Qualitative Disclosures About Market Risk, page 188

31. We note that the interest rates of your FLOC and DDTL are tied to LIBOR. Please
 John M. Butler
Insurance Acquisition Corp.
August 14, 2020
Page 7
      provide risk factor disclosure related to the impact of the discontinuation of LIBOR on your FLOC and DDTL. Alternatively, please tell us why you believe you are not required to do so.
Shift Related Person Transactions, page 210

32. Here or in another appropriate place in your filing, please amend your disclosure to describe the details of the Warrant No. CS-1 between Lithia Motors and Shift.
33. Please file your Used Vehicle Sales Agreement and your various financing agreements with Lithia as exhibits to the registration statement. In the alternative, please tell us why you are not required to do so. See Item 601(b)(10) of Regulation S-K. Index to Financial Statements, page F-1

34. Please update all financial statements included in the filing and related information. Refer to Items 14(e) and 17(b)(8) of Form S-4 and Rule 8-08 of Regulation S-X, as appropriate.
Consolidated Financial Statements of Shift Technologies Inc. and Subsidiaries
Note 2     Summary of Significant Accounting Policies     Revenue Recognition,
page F-63

35. You disclose that, on occasion, you have provided cash or non-cash payments to a customer, including in the form of equity. As appropriate, please expand your disclosure to quantify both the cash and non-cash payments or, if true, state the payments are not material. Refer to ASC 606-10-50-8 through 11 for guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact James Giugliano at (202) 551-3319 or Doug Jones at (202) 551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                             Sincerely,
FirstName LastNameJohn M. Butler
                                                             Division of
Corporation Finance
Comapany NameInsurance Acquisition Corp.
                                                             Office of Trade &
Services
August 14, 2020 Page 7
cc:       Sean M. Donahue
FirstName LastName